EXHIBIT 21.1

LIST OF SUBSIDIARIES

Orient Paper, Inc. has the following subsidiaries and affiliates:

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Dongfang Zhiye Holding Limited (“Dongfang Holding”)	British Virgin Islands	100% by Orient Paper, Inc.
Hebei Baoding Orient Paper Milling Company Limited	PRC	100% by Dongfang Holding